UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  October 17, 2006                    /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                         NEWS RELEASE - OCTOBER 17, 2006

        AMERA INTERSECTS 30.23 METRES OF 2.67% COPPER AND 24.1 G/T SILVER
                           ON 100% OWNED COCHA PROJECT

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to provide very encouraging Phase I diamond drill results from the first five holes from the Company's 100% owned Cocha copper-silver discovery in Junin Department, approximately 220km east of Lima, Peru. A Phase II program is currently being planned and will be announced once the all of the Phase I results have been received and interpreted. Highlights of drill results received to date include:

        -  30.23M @ 2.67% COPPER AND 24.1 G/T SILVER  (DH-06-03)
        -  13.31M @ 0.80% COPPER AND 10.8 G/T SILVER  (DH-06-02)
        -  18.01M @ 1.93% COPPER AND 17.2 G/T SILVER  (DH-06-02)
        -  11.55M @ 0.82% COPPER AND 9.2 G/T SILVER   (DH-06-02)

The results received to date from Amera's Phase I drill program on the Cocha property confirms that the project hosts sedimentary copper-silver mineralization similar in style to the giant Lubin Deposit (115 billion pounds of copper, 2.3 billion ounces of silver(1)) in the Kupferschiefer district of Poland and the White Pine Deposit (18.3 billion pounds of copper and 800 million ounces of silver(1)) in the Upper Peninsula of Michigan.

"We are very pleased with the initial results from the Phase I drill program at Cocha. Our drilling has intersected significant widths of high-grade copper mineralization and has confirmed that the mineralization is present at depth." Stated Nikolaos Cacos, President & C.E.O. "Our drilling and our exploration efforts going forward will be focused on expanding the mineralized zone, increasing our understanding of the mineralized system and on testing other targets on the property. We are now in the process of significantly expanding the exploration program in and around our Cocha project."

Amera is also pleased to report that a paper entitled "Mitu - Kupferschiefer formations: similarities and differences, Peru - Poland"(2) will be presented at the Geological Congress conference in Lima, Peru on October 19, 2006. This presentation will make a comparison and address geological similarities between the Mitu Formation in Peru and the Kupferschiefer Formation, which hosts the giant Lubin Deposit in Poland, utilizing data from studies of samples collected at Amera's Cocha and Mitu copper-silver projects in Peru. The AGH University of Science and Technology of Krakow, Poland and the Company have an ongoing joint academic program to study the metallogenic setting of the Cocha and Mitu copper-silver projects.

TECHNICAL SUMMARY:

This first drill program on the Cocha Project was focused around the Discovery Outcrop where initial surface rock sampling returned 0.80% copper and 10g/t silver over 80m (see January 13, 2006 News Release). The program has been designed to provide a preliminary test of approximately 400m of the strike length along the mineralized trend in either direction from the Discovery Outcrop (see Figure 1) to approximately 150m vertical depth. Highlights from the first five holes are provided Table 1 below.


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NEWS RELEASE                                                    OCTOBER 17, 2006
AMERA RESOURCES CORPORATION                                               PAGE 2
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The  mineralized  trend is defined by a copper-silver  geochemical  soil anomaly which currently extends over 2.2km in strike length with soil geochemical values ranging up to 0.32% copper and 4.7 g/t silver. The copper-silver soil anomaly at Cocha is open in all directions. At the present time hole Cocha-06-11 is underway and is planned to be the last hole of this Phase I program. Results from the remaining six holes will be released when the preliminary program is completed and assay results obtained from the lab.

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TABLE 1: SUMMARY OF THE DRILL HOLE INTERCEPTS FROM 2006 COCHA DRILLING PROGRAM
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                 AZI-  INCLIN-  TOTAL
DRILL HOLE      MUTH    ATION   DEPTH    FROM     TO   INTERVAL  COPPER   SILVER
                                 (m)      (M)     (M)     (M)      (%)     (g/t)
--------------------------------------------------------------------------------

Cocha-06-01      220     -45    93.90                    No Significant Results
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Cocha-02-02      220     -55   150.70    0.00    13.31   13.31     0.80     10.8
Cocha-02-02                             32.02    50.03   18.01     1.93     17.2
Cocha-02-02                             64.72    76.27   11.55     0.82      9.2
--------------------------------------------------------------------------------
Cocha-06-03      220     -65   183.25   73.00    75.83    2.83     0.29      3.4
Cocha-06-03                             82.90   113.13   30.23     2.67     24.1
  Including                             89.65    96.40    6.75     4.71     43.5
--------------------------------------------------------------------------------
Cocha-06-04      220     -45   116.45   23.85    25.60    1.75     0.20      4.3
Cocha-06-04                             42.00    45.20    3.20     0.21      2.6
Cocha-06-04                             62.05    86.23   24.18     0.11      3.7
--------------------------------------------------------------------------------
Cocha-06-05      220     -55   151.00   63.70    66.60    2.90     0.45      5.7
Cocha-06-05                            107.80   109.35    1.55     1.02     25.7
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Summary tables with individual assay intervals for the holes in this release are available for viewing on the Company's website (www.ameraresources.com).

The drillholes all cored a package of volcaniclastic rocks belonging to the Mitu Formation. Lithologies comprised mainly ash, lapilli and tuff agglomerates with local volcanic flow interbeds overlaying red sandstone. Copper and silver mineralization is associated with the presence of fine-grained dark horizons of argillic composition containing carbonaceous material within the volcaniclastic sequences characterized by carbonate content and stronger foliation. The most common ore minerals are chalcocite, chalcopyrite, and pyrite, with associated minor bornite, magnetite, and iron oxides. Chlorite, carbonate with minor silica and epidote alteration were also observed.

Local Peruvian drilling company Geotecnia Peruana S.R.L. was contracted to carry out the drilling program. They used an Atlas Copco Diamec 262 drill rig recovering mostly HQ core (6.35cm). Drill core was cut on site using a rock saw or split using a core splitter. Half of the core samples were submitted to the assay lab for analysis while the remainder was stored in core boxes for future reference. A rigorous program of QA/QC involving the use of standard samples(3) has been incorporated into the sampling regime for the project.

NEWS RELEASE                                                    OCTOBER 17, 2006
AMERA RESOURCES CORPORATION                                               PAGE 3
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ALS Chemex Laboratories,  an internationally  recognized assay service provider, in Lima, Peru and North Vancouver, Canada, performed analyses for the samples reported herein. Work reported on in this released was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.



ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Sediment-Hosted Copper Deposits of the World: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

(2) Piestrzynski A(1)., Pieczonka Ja., Dunin Borkowski Sb., Lutynski Pc., Wagner Md., Durand A.e aAGH University of Science and Technology, Krakow, Poland; bPeru, c Amera Resources Corporation, Canada, d Recursos de los Andes, Lima, Peru.

(3) Standard samples were obtained from the WCM Sales Ltd. (WCM Minerals), 7729 Patterson Avenue Burnaby, BC, Canada.

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.2006 NUMBER 15


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NEWS RELEASE                                                    OCTOBER 17, 2006
AMERA RESOURCES CORPORATION                                               PAGE 4
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FIGURE 1:

[GRAPHIC OMITTED][GRAPHIC OMITTED]

     Graphic omitted is a map showing the drill hole location and Cu Soil Geochemistry at the Cocha Project - Peru, inlcuding the Discovery Outcrop

THE MAP MAY BE VIEWED AT THE COMPANY'S WEBSITE: www.ameraresources.com

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